Exhibit (h)(6)

Appendix A to Operating Expenses Agreement

Effective November 27, 2015

Fund	Class N Operating Expense Limit(1)	Class I Operating Expense Limit
TCW/Gargoyle Hedged Value Fund	1.50%	1.25%

TCW/Gargoyle Dynamic 500 Fund	1.25%	1.00%

TCW/Gargoyle Systematic Value Fund	1.15%	0.90%

TCW High Dividend Equities Long/Short Fund	1.55%	1.30%

(1)	Includes Rule 12b-1 fees paid by Class N shares of the Fund. There are no Rule 12b-1 fees assessable for Class I shares of the Fund.

TCW ALTERNATIVE FUNDS	TCW INVESTMENT MANAGEMENT COMPANY

By: /s/ Patrick W. Dennis	By: /s/ David S. DeVito
Name: Patrick W. Dennis Title: Vice President and Assistant Secretary	Name: David S. DeVito Title: Executive Vice President and Chief Operating Officer

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